

OMV

04045640

News Release

October 7, 2004
12.10am (UK time) — 1.10pm (CET)

www.omv.com

OMV completes purchase of OMV ISTRABENZ

- Acquisition takes effect as of October 7, 2004
- OMV strengthens its position in the Adriatic region

OMV, Central Europe's leading oil and gas group, has completed the purchase of the remaining half of the shares in OMV ISTRABENZ Holding Plc., which as of October 7, 2004 becomes a wholly-owned subsidiary of OMV Refining & Marketing GmbH. At the same time OMV sold its 25% stake in ISTRABENZ d.d. The value of the combined transaction was EUR 55 mn, consisting of a purchase price of EUR 95 mn and a simultaneous sales price of EUR 40 mn for the ISTRABENZ d.d. shares. This step strengthens the position of OMV in the Adriatic region (Slovenia, northern Italy, Croatia, Bosnia and Herzegovina), where it now has a market share of nine percent in the retail business.

Since 1992 OMV and ISTRABENZ have been working together within the joint venture OMV ISTRABENZ. Complete integration of OMV ISTRABENZ into the OMV Group will bring cost synergies in a growing market. This means better integration of product supply and faster adjustment to OMV standards and quality. This will enable OMV to optimally develop the existing potential for further improvement of its market position.

The OMV ISTRABENZ Group sells some 900,000 tons of oil products per annum with a workforce of 298 employees, and by June 2004 it operated 228 filling stations – 83 in Italy, 105 in Slovenia, 30 in Croatia and 10 in Bosnia and Herzegovina. Consolidated sales of the Group amount to approximately EUR 380 mn in 2003. The transaction consists of a purchase price of EUR 95 mn,
a sales price of EUR 40 mn, thus leading to an overall transaction value of EUR 55 Mio. Following the purchase of the OMV ISTRABENZ share, existing financial liabilities of EUR 80 mn will be consolidated.

OMV ISTRABENZ supplies a market with 17 mn inhabitants, whose estimated annual consumption of oil products is around 15 mn tons.

In purchasing the OMV ISTRABENZ shares, OMV is stepping up the pace in this region, at which it is implementing its strategy of increasing its market share to 20% by 2008. The establishment of OMV's business in the Adriatic region began forcefully with its early entry into the growth markets of Croatia (1996) as well as Bosnia and Herzegovina (2001). The acquisition of OMV ISTRABENZ now makes it possible to energetically pursue this approach with greater opportunities to influence the way in which things develop.

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Notes to editors:

OMV Aktiengesellschaft, with Group sales of EUR 7.64 billion and 6,137 employees in 2003, and a current market capitalization of over EUR 5 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2000 km pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9.1% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

OMV ISTRABENZ Holding Plc./OMV ISTRABENZ, holdinska druzba, d.d.

OMV ISTRABENZ Holding Plc. is headquartered in Koper, Slovenia, and owns 100% of OMV ISTRABENZ d.o.o., Zagreb, OMV ISTRABENZ BiH d.o.o. and OMV Italia S.r.l. It has a 90% stake in the Slovenian company OMV ISTRABENZ trgovina z naftimi derivati d.o.o., the remaining 10% of which is owned by INA. The OMV ISTRABENZ Group annually sells approx. 900,000 metric tons of oil products, has a workforce of 298 employees and operates 228 filling stations – 105 in Slovenia, 83 in Italy, 30 in Croatia and 10 in Bosnia and Herzegovina.



— **Ends** —

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page: http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press Tel. +44 (207) 367-5119; e-Mail: simon.barker@cubitt.com
Mark Kollar, New York Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–September and Q3 2004** on November 11, 2004

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